United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended June 30, 2004

Commission File Number 000-29103

STATS ChipPAC Ltd

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569069
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATS ChipPAC Ltd
By:	/s/ Tan Lay Koon
Name : Tan Lay Koon
Title : President & Chief Executive Officer Date : August 6, 2004

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Report for the Three Months Ended June 30, 2004